				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$44,637	$43,707	$51,216	$47,020	$46,888
Interest applicable to rentals	1,162	771	1,427	1,577	1,638

Total fixed charges, as defined	$45,799	$44,478	$52,643	$48,597	$48,526

Preferred dividends, as defined (a)	5,067	5,129	4,373	4,144	4,402

Combined fixed charges and preferred dividends, as defined	$50,866	$49,607	$57,016	$52,741	$52,928

Earnings as defined:

Net Income	$73,497	$62,103	$52,285	$72,106	$59,710
Add:
Provision for income taxes:
Total income taxes	37,040	33,952	28,567	35,850	33,240
Fixed charges as above	45,799	44,478	52,643	48,597	48,526

Total earnings, as defined	$156,336	$140,533	$133,495	$156,553	$141,476

Ratio of earnings to fixed charges, as defined	3.41	3.16	2.54	3.22	2.92

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.07	2.83	2.34	2.97	2.67

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.